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PROSPECTUS SUPPLEMENT
(To Prospectus dated August 3, 1999)



                        1,000,000 Shares


                     (UNIT CORPORATION LOGO)


                        UNIT CORPORATION

                          Common Stock

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On September 6, 2000, Parker Drilling Company North America, Inc.
(the "Seller") sold to Lehman Brothers Inc. 1,000,000 shares of our common stock. The shares were sold by the Seller at $15.00 per share. We will not receive any of the proceeds from the sale of the shares by the Seller. On September 6, 2000, the last reported sales price per share of our common stock was $15.88. Amounts received by Lehman Brothers Inc. from sales of such shares in excess of the price at which it purchased such shares from the Seller may be deemed to be underwriting commissions under the Securities Act of 1933. Lehman Brothers Inc. may resell the shares in transactions on the open market or in negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

As a result of this sale, the Seller no longer holds any of the shares acquired by it in connection with the Parker Acquisition described under "Recent Developments and Selling Stockholder" in the prospectus to which this supplement is attached.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                         Lehman Brothers



September 6, 2000